August 27, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)
Amendment No. 20 to Registration Statement on Form F-1
Filed August 2, 2024
File No. 333-263755

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 14, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 20 to Registration Statement on Form F-1 filed August 2, 2024

Use of Proceeds, page 49

1. We note your response to prior comment 2. Please disclose whether the amounts allocated to each purpose will be sufficient to accomplish the intended use or whether you will require additional funds. If you will require additional funds, disclose the expected source, amount and nature of the funding. For example, while you increased the percentage allocated to acquiring and investing in a production plant, the actual dollar amount you intend to devote to that purpose is substantially less than what it was in prior amendments.

Response: In response to the Staff’s comment, the Company amended pages 13 and 49 of the Revised F-1. The Company respectfully submits that the current amount allocated to each use of proceeds purpose will be sufficient. The Company has significantly reduced our planned cost of each of the Proceed Usage due to reduced net proceeds, as compared to the initial plan of the Proceed Usage in the original planned offering size. In connection with our first Proceed Usage, it is scaled down significantly based on the reduced proceeds and it will be focused on the key production which maximizes in revenues. For example, the Company initially planned to acquire and invest in a production plant by way of acquiring land and building a factory. Currently, we plan to rent a property from a third party to establish the U.S. Production Line. A further example, under the third Proceed Usage, the Company currently plans to outsource to local suppliers for testing which was not considered in the original planned offering size. Further, the Company also plans to utilize its ordinary shares and cash flows from its operating activities to support its U.S. expansion plan, and thus, the Company does not require additional funding support from a financial institution based on the management team’s preliminary assessment. To the extent that the Company’s actual net proceeds and cash from operating activities are insufficient to fund all of the proposed purposes, the Company will decrease its allocation of the net proceeds for the proceed purposes on a pro rata basis, or the Company may raise additional capital through equity financing to sufficiently fund its proposed uses.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick